November 21, 2018

Denis Corin
Chief Executive Officer
Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
366 Madison Avenue - 3rd Floor
New York, NY 10017

       Re: Q BioMed Inc.
           Registration Statement on Form S-1
           Filed October 25, 2018
           File No. 333-227998

Dear Mr. Corin:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please provide a detailed analysis that the private placement was complete at the time of filing this resale registration statement. We note in this regard your disclosure in the Form
       8-K filed November 2, 2018 that the buyer waived the closing price requirement on
       November 1. For guidance, refer to Securities Act Sections Compliance and Disclosure
       Interpretation 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Denis Corin
Q BioMed Inc.
November 21, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Tonya Aldave, Attorney-Advisor, at (202) 551-3601 or J.
Nolan
McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions you may have.



                                                           Sincerely,
FirstName LastNameDenis Corin
                                                           Division of
Corporation Finance
Comapany NameQ BioMed Inc.
                                                           Office of Healthcare
& Insurance
November 21, 2018 Page 2
cc:       William Rosenstadt
FirstName LastName